UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

           (Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____to_____.

Commission file number 000-50961

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Metro Bank Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Metro Bancorp, Inc.
3801 Paxton Street
Harrisburg, PA 17111

Metro Bank Retirement Savings Plan

Financial Report

December 31, 2009

Metro Bank Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Trustees and Plan Administrator
Metro Bank Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Metro Bank Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) delinquent participant contributions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedules are the responsibility of the Plan’s management.  The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC
ParenteBeard LLC
Harrisburg, Pennsylvania
June 25, 2010

Metro Bank Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	December 31,
	2009	2008
Assets
Investments, at fair value:
Money market funds	$555,622	$376,182
Mutual funds	6,344,438	3,896,903
Metro Bancorp, Inc. common stock	199,724	416,136
Total investments, at fair value	7,099,784	4,689,221
Receivables:
Participants’ contributions	-	62
Employer’s contributions	403,272	355,422
Total receivables	403,272	355,484
Net assets available for benefits	$7,503,056	$5,044,705
See notes to financial statements.

Metro Bank Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008
Investment income (loss)
Net appreciation/(depreciation) in fair value of investments	$1,335,282	$(2,258,225)
Interest and dividends	94,905	132,294
Total investment income (loss)	1,430,187	(2,125,931)
Contributions
Participants	1,113,633	982,022
Rollovers	3,252	135,021
Employer	403,272	355,422
Total contributions	1,520,157	1,472,465
Benefits paid to participants	(491,993)	(470,688)
Net increase/(decrease)	2,458,351	(1,124,154)
Net assets available for benefits – beginning of year	5,044,705	6,168,859
Net assets available for benefits – end of year	$7,503,056	$5,044,705
See notes to financial statements.

Metro Bank Retirement Savings Plan

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Description of the Plan

The following brief description of the Metro Bank Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established February 15, 1993.  The Plan is a contributory defined contribution plan.  Under the Plan, all employees who are 21 years of age and have completed six months of service are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Subsequent to the Plan sponsor changing its name from Commerce Bank/Harrisburg to Metro Bank on July 21, 2009, the name of the Plan was changed to Metro Bank Retirement Savings Plan. As previously reported, the parent company of the Plan sponsor changed its name from Pennsylvania Commerce Bancorp, Inc. to Metro Bancorp, Inc. Collectively, the parent company and the Plan sponsor are referred to as the Company. There was no impact to the Plan or its sponsor due to this name change.

Participation

An employee becomes a participant in the Plan on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date eligibility requirements are met.

Service Rules

Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.

Contributions

There are three recurring types of contributions that can be added to a participant’s account:  an employee salary deferral contribution, an employer matching contribution, and an employer profit sharing contribution.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants may contribute up to 15% of their annual pre-tax compensation by way of a salary deferral contribution.  The employer contributes an amount equal to 50% of the participant’s salary deferral contributions, up to a maximum of 6% of the participant’s compensation. Annually the Board of Directors approves the employer contribution match.  Each year, the employer, at the sole discretion of its Board of Directors, determines the amount, if any, of the employer profit sharing contribution to be made from current or accumulated net earnings.  There were no profit sharing contributions approved by the Board of Directors or made to the Plan during the years ended December 31, 2009 and 2008.  The participants may direct the balances in their accounts into various investment options.  The election period to purchase or sell stock is established by the Plan Administrator and shall occur once every quarter.

Metro Bank Retirement Savings Plan

Note 1 - Description of the Plan (Continued)

Employees must meet certain eligibility requirements to receive an allocation of the employer matching and profit sharing contributions.  Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with direct contributions and allocations of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and forfeitures of the non-vested portion of terminated participants’ employer profit sharing contributions.  Allocations of Plan earnings and forfeitures are based on participants’ account balances during the valuation period.  The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

Vesting

A participant is 100% vested at all times in the participant’s salary deferral account and rollover account regardless of the number of years of service.  If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested
0-1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

If the Company maintains the plan of a predecessor employer, service with the predecessor employer shall be treated as service for the Company.  If the Company does not maintain the plan of a predecessor employer, then service as an employee of a predecessor employer shall not be considered as service under the Plan, except for effective January 1, 2009 through November 30, 2009, service as an employee of Republic First Bank shall be considered as service under the Plan for the purposes of determining eligibility years of service and vesting years of service.  During the above mentioned time period a group of employees of Republic First Bank transferred as employees of Metro Bank in anticipation of the merger of Metro Bancorp, Inc. and Republic First Bancorp, Inc. as disclosed on November 10, 2008.  The merger agreement was terminated on March 15, 2010, however the group of employees remained employees of the Company.  This group of employees shall be eligible to participate in the plan as of January 1, 2010, regardless of their years of eligibility service.

Metro Bank Retirement Savings Plan

Note 1 - Description of the Plan (Continued)

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested balance derived from employee and employer contributions does not exceed $1,000. However, terminated participants may elect to receive their salary deferral accounts following termination.  If the funds exceed $1,000 and the employee does not elect distribution, the interest of the participant remains in the Plan until an election is made or the balance is required to be distributed under regulation of the Internal Revenue Service Code.

Administrative Costs

Administrative costs of the Plan are absorbed by the Company. If the Company contracts to have the Plan pay any of these fees, the cost will be allocated to participants’ accounts on a pro rata basis.

Forfeitures

Forfeitures of employer matching non-vested accounts are used to reduce the employer’s matching 401(k) contribution.  During the years ended December 31, 2009 and 2008, forfeitures applied against employer contributions amounted to $30,000 and $24,000, respectively.  Forfeited profit sharing non-vested accounts, if any, are allocated to all eligible participants in accordance with the Plan document.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments and Recognition of Interest and Dividends

Investments in money market funds, mutual funds, and common stock are stated at fair value by reference to quoted market prices on the last business day of the reporting period.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded and allocated on a daily valuation basis.  Dividends are recorded on the ex-dividend date.

Risks

Investments of the Plan are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment

Metro Bank Retirement Savings Plan

Note 2 – Summary of Significant Accounting Policies (Continued)

assets reported in participant account balances, in the statements of net assets available for benefits, and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include the determination of the fair value of Plan assets. Accordingly, actual results could differ from those estimates.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

New Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board (FASB) announced the FASB Accounting Standards Codification (the Codification or ASC) as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP). Rules and interpretative releases of the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The new standard became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have an impact on the Plan’s financial statements.

Subsequent Events

In May 2009, the FASB established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The Plan adopted this guidance in the current year under audit.  It did not have a significant impact on the Plan’s financial statements. Events occurring subsequent to the date of the statement of net assets available for benefits have been evaluated for potential recognition or disclosure in the Plan’s financial statements through June 25, 2010, the date of issuance of our financial statements.

Metro Bank Retirement Savings Plan

Note 3 - Investments

The Plan’s investments are held in certain money market funds and mutual funds under the administration of the Fidelity Investment Advisory Group and in Metro Bancorp, Inc. common stock. The following table presents the fair value of the investments as determined by quoted market prices as of December 31:

	2009		2008
Money market funds:
Fidelity Spartan Money Market Fund	$546,508	*	$376,141	*
Fidelity Cash Reserves Fund	16		33
Fidelity Prime Fund Daily Money Class	9,098		8
	555,622		376,182
Mutual funds:
Fidelity U.S. Bond Index Fund	760,468	*	575,013	*
Fidelity Convertible Securities Fund	633,554	*	339,353	*
Fidelity Spartan U.S. Equity Index Fund	791,412	*	530,081	*
Fidelity Mid-Cap Stock Fund	917,307	*	493,901	*
Sound Shore Fund	670,163	*	460,561	*
White Oak Select Growth Fund	264,850		139,965
Oakmark Fund	372,968		211,461
Fidelity Spartan Extended Market Index	295,146		160,102
Fidelity Contrafund	832,722	*	513,564	*
Artisan International Fund	805,848	*	472,902	*
	6,344,438		3,896,903
Common Stock:
Metro Bancorp, Inc., common stock	199,724		416,136	*
	$7,099,784		$4,689,221
* Represents 5% or more of the net assets available for benefits.

Metro Bank Retirement Savings Plan

Note 3 - Investments (Continued)

The net appreciation (depreciation) in fair value of investments (including realized gains and losses on investments bought, sold, and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2009	2008
Investments at fair value as determined by quoted market prices:
Mutual funds	$1,561,472	$(2,237,817)
Metro Bancorp, Inc., common stock	(226,190)	(20,408)
	$1,335,282	$(2,258,225)

Note 4 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

The Plan obtained its latest determination letter on December 2, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.   The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

Note 6 - Related Party Transactions

Certain Plan investments are shares of common stock that are issued by Metro Bancorp, Inc. of which its wholly-owned subsidiary Metro Bank is the Plan sponsor.  Therefore, related transactions qualify as related party transactions. Purchases made by the Plan for the investment in the Company’s common stock amounted to $19,002 (984 shares) and $45,488 (1,677 shares) for the years ended December 31, 2009 and 2008, respectively.  Sales made by the Plan of an investment in the Company’s common stock amounted to $9,223 (704 shares) and $69,555 (2,607 shares) for the years ended December 31, 2009 and 2008, respectively.

Note 7 - Parties-in-Interest Transactions

Certain Plan investments are shares of money market and mutual funds that are managed by the custodian.  Therefore, related transactions qualify as party-in-interest transactions.  All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.

Metro Bank Retirement Savings Plan

Note 8 – Fair Value Disclosure

Effective January 1, 2008, the Plan adopted the provisions of the FASB guidance on fair value measurement for its financial assets and liabilities. Fair value is the exit price that would be received for an asset in an orderly transaction between market participants at the measurement date. The Plan uses the following three-tier fair value input hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the priority to unadjusted quoted prices in active markets for identical assets (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

All of the Plan’s investments are stated at fair value by reference to quoted market prices on the last business day of the reporting period.

The following tables set forth the Plan’s financial assets and liabilities that were measured at fair value on a recurring basis at December 31, 2009 and 2008 by level within the fair value hierarchy.  As required, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total financial assets measured at fair value at December 31, 2009
Mutual funds:
Index funds	$1,847,026	$-	$-	$1,847,026
Growth funds	3,863,858	-	-	3,863,858
Other funds	633,554	-	-	633,554
Total mutual funds	6,344,438	-	-	6,344,438
Total common stock - financial	199,724	-	-	199,724
Total money market funds	555,622	-	-	555,622
Total investments	$7,099,784	$-	$-	$7,099,784

Metro Bank Retirement Savings Plan

Note 8 – Fair Value Disclosure (continued)

	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total financial assets measured at fair value at December 31, 2008
Mutual funds:
Index funds	$1,265,196	$-	$-	$1,265,196
Growth funds	2,292,354	-	-	2,292,354
Other funds	339,353	-	-	339,353
Total mutual funds	3,896,903	-	-	3,896,903
Total common stock - financial	416,136	-	-	416,136
Total money market funds	376,182	-	-	376,182
Total investments	$4,689,221	$-	$-	$4,689,221

Note 9 – Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of and for the years ended
December 31:

	2009	2008
Net assets available for benefits per the financial statements	$7,503,056	$5,044,705
Amounts allocated to withdrawing participants	(9,098)	-
Net assets available for benefits per the Form 5500	$7,493,958	$5,044,705
Benefits paid to participants per the financial statements	$491,993	$470,688
Amounts allocated to withdrawing participants-current year	9,098	-
Benefits paid to participants per the Form 5500	$501,091	$470,688

Metro Bank Retirement Savings Plan

Note 10 – Prohibited Transactions

During 2009, the Company inadvertently failed to deposit certain participant deferrals totaling $8,456 within the required time frame as stated by the Department of Labor (DOL). The DOL considers late deposits to be prohibited transactions.  The Company filed Forms 5330 and paid the applicable excise taxes and lost earnings relating to such late deposits in 2009 and 2010. The excise tax payments and lost earnings were made from the Company’s assets and not from assets of the Plan.

Metro Bank Retirement Savings Plan

Metro Bank Retirement Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2009
Form 5500 – Schedule H – Part IV – Line 4i
EIN: 23-2324730
PN: 001

(a)	Identity of Issue (b)	Description of Investment (c)	*** Cost (d)	Current Value (e)
**	Fidelity Prime Fund Daily Money Class	Money Market Fund	N/A	$9,098
**	Fidelity Spartan Money Market Fund	Money Market Fund	N/A	546,508
**	Fidelity Cash Reserves Fund	Money Market Fund	N/A	16
**	Fidelity U.S. Bond Index Fund	Mutual Fund	N/A	760,468
**	Fidelity Convertible Securities Fund	Mutual Fund	N/A	633,554
**	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	N/A	791,412
**	Fidelity Mid-Cap Stock Fund	Mutual Fund	N/A	917,307
	Sound Shore Fund	Mutual Fund	N/A	670,163
	White Oak Select Growth Fund	Mutual Fund	N/A	264,850
	Oakmark Fund	Mutual Fund	N/A	372,968
**	Fidelity Spartan Extended Market Index	Mutual Fund	N/A	295,146
**	Fidelity Contrafund	Mutual Fund	N/A	832,722
	Artisan International Fund	Mutual Fund	N/A	805,848
*	Metro Bancorp, Inc.	Common Stock	N/A	199,724
				$7,099,784

   *     Related Party.
   **   Party-in-interest.
   *** Historical cost has not been presented as all investments are participant directed.

Metro Bank Retirement Savings Plan

Metro Bank Retirement Savings Plan
Schedule of Delinquent Participant Contributions
For the year ended December 31, 2009
Form 5500 – Schedule H – Line 4a
EIN: 23-2324730
PN: 001

Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 8,456	$ -	$ 8,456	$ -	$ -

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Metro Bank Retirement Savings Plan

Dated: June 25, 2010
/s/ Gary L. Nalbandian
By: Gary L. Nalbandian, Trustee
/s/ Mark A. Zody
By: Mark A. Zody, Trustee